FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 18, 2007

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval

L-3372 Leudelange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. FINANCIAL STATEMENTS

Millicom International Cellular S.A. and subsidiaries (“MIC” or “Millicom” or the “Group”) unaudited interim condensed consolidated financial statements as of March 31, 2007.

Interim condensed consolidated balance sheets	MILLICOM INTERNATIONAL
As of March 31, 2007	CELLULAR S.A.
and December 31, 2006

ASSETS	Notes	March 31, 2007	December 31, 2006
		(Unaudited)
		US$’000	US$’000
Non Current Assets

Intangible assets, net		476,559	482,775
Property, plant and equipment, net	5	1,389,652	1,267,159
Investment in associates		7,435	6,838
Financial assets
Pledged deposits		5,481	4,512
Other		19,879	21,713
Deferred taxation		6,114	3,706

Total Non-Current Assets		1,905,120	1,786,703

Current Assets

Financial assets
Pledged deposits	3	15,411	45,402
Inventories		50,081	54,245
Trade receivables, net		185,643	185,455
Amounts due from joint ventures and joint venture partners		33,850	37,346
Amounts due from other related parties		1,071	1,221
Prepayments and accrued income		76,099	58,429
Current tax assets		9,111	4,916
Other current assets		86,534	83,512
Cash and cash equivalents		992,911	656,692

Total Current Assets		1,450,711	1,127,218

Assets held for sale	4	—	407,073

TOTAL ASSETS		3,355,831	3,320,994

The accompanying notes are an integral part of these condensed financial statements

Interim condensed consolidated balance sheets	MILLICOM INTERNATIONAL
As of March 31, 2007	CELLULAR S.A.
and December 31, 2006

EQUITY AND LIABILITIES	Notes	March 31, 2007	December 31, 2006
		(Unaudited)
		US$’000	US$’000

EQUITY
Share capital and premium	6	380,255	372,526
Other reserves		4,245	2,966
Accumulated profit/(losses) brought forward		129,382	(39,565)
Profit for the year attributable to equity holders		345,200	168,947
		859,082	504,874
Minority interest		71,046	77,514
TOTAL EQUITY		930,128	582,388

LIABILITIES
Non-current Liabilities
Debt and other financing
10% Senior Notes	8	538,960	538,673
4% Convertible Notes – Debt component	8	173,280	171,169
Other debt and financing	8	639,094	649,153
Other non-current liabilities		52,506	49,353
Deferred taxation		37,102	34,368
Total non-current liabilities		1,440,942	1,442,716

Current Liabilities
Debt and other financing	8	155,398	134,661
Trade payables		448,561	428,304
Amounts due to joint ventures and joint venture partners		28,273	32,017
Amounts due to other related parties		4,532	5,184
Accrued interest and other expenses		138,285	113,316
Current tax liabilities		101,437	89,077
Other current liabilities		108,275	99,292
Total current liabilities		984,761	901,851

Liabilities directly associated with assets held for sale	4	—	394,039

TOTAL LIABILITIES		2,425,703	2,738,606

TOTAL EQUITY AND LIABILITIES		3,355,831	3,320,994

The accompanying notes are an integral part of these condensed financial statements

Interim condensed consolidated statements of profit and loss	MILLICOM INTERNATIONAL
For the three months ended March 31, 2007	CELLULAR S.A.
and March 31, 2006

	Notes	Three months ended March 31, 2007	Three months ended March 31, 2006 (i)
		(Unaudited)	(Unaudited)
		US$’000	US$’000

Revenues	9	562,701	302,916
Cost of sales		(211,478)	(118,448)
Gross profit		351,223	184,468
Sales and marketing		(92,878)	(42,777)
General and administrative expenses		(93,177)	(43,022)
Other operating expenses		(10,234)	(9,251)
Other operating income		—	496
Gain from sale of subsidiaries and joint ventures, net		—	989
Operating profit	9	154,934	90,903
Interest expense		(39,139)	(28,311)
Interest income		12,385	6,573
Other non operating income, net		544	7,537
Profit from associates		652	262
Profit before taxes from continuing operations		129,376	76,964
Charge for taxes	11	(47,733)	(25,542)
Profit for the period from continuing operations		81,643	51,422
Profit/(loss) for the period from discontinued operations	3	256,199	(16,650)
Net profit for the period		337,842	34,772

Attributable to:
Equity holders of the Company		345,200	33,407
Minority interest		(7,358)	1,365
		337,842	34,772
Earnings (loss) per common share for profit (loss) attributable to the equity holders

Basic (US$)
Profit for the period attributable to equity holders	12	3.43	0.33

Diluted (US$)
Profit for the period attributable to equity holders	12	3.24	0.33

(i)    Comparative information restated as a result of the classification of some of Millicom’s operations as discontinued operations (See Note 4)

The accompanying notes are an integral part of these condensed financial statements

Interim condensed consolidated statements of cash flows
For the three months ended March 31, 2007
and March 31, 2006

	Three months ended March 31, 2007	Three months ended March 31, 2006
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Net cash provided by operating activities	218,838	116,516

Cash flows from investing activities
Acquisition of subsidiaries and joint ventures, net of cash acquired	—	(56,700)
Proceeds from disposal of subsidiaries and joint ventures, net of cash disposed	263,037	—
Purchase of intangible assets and licence renewals	(638)	(6,759)
Purchase of property, plant and equipment	(169,684)	(138,745)
Decrease/(increase) in amounts due from joint ventures	(371)	(9,654)
Disposal of pledged deposits	29,037	6,831
Cash used by other investing activities	302	116
Net cash provided (used) by investing activities	121,683	(204,911)

Cash flows from financing activities
Proceeds from issuance of shares	1,993	6,431
Proceeds from issuance of debt and financing	16,150	46,546
Repayment of debt and financing	(22,996)	(31,106)
Payment of dividends to minority interests	—	(4,296)
Net cash (used) provided by financing activities	(4,853)	17,575
Transfer of cash to assets held for sale		—
Effect of exchange rate changes on cash balances	551	340
Net increase/(decrease) in cash and cash equivalents	336,219	(70,480)

Cash and cash equivalents, beginning	656,692	596,567

Cash and cash equivalents, ending	992,911	526,087

The cash flows of discontinued operations (which are included in the above cashflows) are presented below:
Net cash used by operating activities	(5,537)	(15,850)
Cash flow provided (used) by investing activities	262,889	(14,426)
Cash flow used by financing activities	—	(1,422)
	257,352	(31,698)

Non-cash investing and financing activities
Investing activities
Acquisition of property, plant and equipment	(11,919)	—
Asset retirement obligation	(782)	—

Financing activities
Share-based compensation	4,619	754
Shares issued as payment of bonuses	1,000	—
Vendor financing	11,919	—

The accompanying notes are an integral part of these condensed financial statements

Interim condensed consolidated statements of	MILLICOM INTERNATIONAL
Changes in equity	CELLULAR S.A.
For the periods ended March 31, 2006, December 31, 2006 and March 31, 2007

	Attributable to equity holders
	Number of Shares	Number of shares held by the Group	Share Capital	Share Premium	Treasury stock	Accumulated profit and loss account	Other Reserves	Total	Minority interest	Total Equity
	‘000	‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Balance as of December 31, 2005	99,704	(655)	149,555	315,602	(8,833)	(141,502)	(15,217)	299,605	34,179	333,784
Profit for the period	—	—	—	—	—	33,407	—	33,407	1,365	34,772
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(4,296)	(4,296)
Shares issued via the exercise of stock options	424	655	636	(2,556)	8,833	—	(482)	6,431	—	6,431
Share based compensation	—	—	—	—	—	—	754	754	—	754
Minority interest resulting from acquisition of subsidiaries	—	—	—	—	—	—	—	—	(7,824)	(7,824)
Currency translation differences	—	—	—	—	—	—	(1,372)	(1,372)	(35)	(1,407)
Balance as of March 31, 2006 (unaudited)	100,128	—	150,191	313,046	—	(108,095)	(16,317)	338,825	23,389	362,214
Profit for the period	—	—	—	—	—	135,540		135,540	(10,329)	125,211
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(577)	(577)
Shares issued via the exercise of stock options	489	—	733	8,130	—	—	(1,066)	7,797	—	7,797
Share based compensation	67		101	2,262			9,733	12,096	—	12,096
Minority interest resulting from acquisition of subsidiaries	—	—	—	—	—	—	—	—	60,324	60,324
Transfer to accumulated losses brought forward	—	—	—	(101,937)	—	101,937	—	—	—	—
Fair value adjustment on financial assets	—	—	—	—	—	—	(3,308)	(3,308)	—	(3,308)
Currency translation differences	—	—	—	—	—	—	13,924	13,924	4,707	18,631
Balance as of December 31, 2006	100,684	—	151,025	221,501	—	129,382	2,966	504,874	77,514	582,388
Profit for the period	—	—	—	—	—	345,200	—	345,200	(7,358)	337,842
Shares issued via the exercise of stock options	99	—	149	2,116	—	—	(272)	1,993	—	1,993
Shares issued as payment of bonuses	14	—	20	980	—	—		1,000	—	1,000
Share based compensation	58	—	87	4,377	—	—	155	4,619	—	4,619
Currency translation differences	—	—	—	—	—	—	1,396	1,396	890	2,286
Balance as of March 31, 2007 (unaudited)	100,855	—	151,281	228,974	—	474,582	4,245	859,082	71,046	930,128

The accompanying notes are an integral part of these condensed financial statements

Notes to Interim condensed consolidated Financial Statements	MILLICOM INTERNATIONAL
As of March 31, 2007	CELLULAR S.A.

1. ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a global operator of mobile telephone services in the world’s emerging markets. The Group was formed in December 1990 when Investment AB Kinnevik (“Kinnevik”), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group.

As of March 31, 2007, Millicom had 16  mobile operations in 16 emerging markets in Central America, South America, Africa and Asia. The Group sold its remaining Pakistani operation, Paktel Limited, in February 2007. The Company’s shares are traded on the NASDAQ Global Select Market under the symbol MICC and on the Stockholm stock exchange under the symbol MIC. Millicom delisted from the Luxembourg stock exchange on January 16, 2006. The Company has its registered office at 15, Rue Léon Laval, L-3372, Leudelange, Grand-Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under number B 40 630.

Millicom operates in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania in Africa; and in Cambodia, Laos and Sri Lanka in Asia.

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as published by the International Accounting Standards Board (“IASB”). As such certain information and disclosures normally included in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. All adjustments made were normal recurring accruals. Millicom’s operations are not affected by significant seasonal or cyclical patterns. The interim condensed consolidated financial statements should be read in conjunction with the audited annual report for the year ended December 31, 2006 on Form 20-F form with the U.S. Securities and Exchange Commission.

The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with the consolidated financial statements as of December 31, 2006. As disclosed in Note 2 of Millicom’s consolidated financial statements for the year ended December 31, 2006, on January 1, 2007, several new IFRS pronouncements became effective. Management determined that none of them have a material impact on Millicom’s accounting principles.

3.   DISPOSALS OF SUBSIDIARIES

On February 13, 2007, Millicom completed the sale of its 88.86% shareholding in Paktel Limited, resulting in a gain of $258.3 million and net proceeds of $263.0 million up to March 31, 2007. In addition, $30.0 million of pledged deposits were released.

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Pakcom Limited and Paktel Limited

In November 2006, Millicom decided to exit from its remaining business in Pakistan, Paktel Limited, and, as a result Paktel Limited and Pakcom Limited have been classified as discontinued operations. In addition as at December 31, 2006 the assets and liabilities of Paktel Limited are disclosed under the captions “Assets held for sale” and “Liabilities directly associated with assets held for sale”. The sale of Pakcom Limited was completed in June 2006 and the sale of Paktel Limited was completed in February 2007.

Comvik International (Vietnam) A.B.

Millicom has an 80% equity interest in Comvik International (Vietnam) AB (“Comvik”) which had entered into a Business Cooperation Contract (“BCC”) with a government-owned company to operate a nationwide cellular GSM network in Vietnam (Mobifone). The BCC expired in May 2005 and Millicom has been negotiating with the Vietnamese government to convert the BCC into an equity ownership interest since before the expiry of the BCC. During the third quarter of 2006, Millicom concluded that it was unlikely that an acceptable agreement would be reached in the near future and therefore classified Comvik as a discontinued operation from that date. Millicom has no other continuing operation in Vietnam. As of March 31, 2007 and December 31, 2006, Comvik has been presented as an abandoned operation. As such its assets and liabilities are still included under the relevant individual balance sheet captions. There is likely to be limited financial impact from the closure of the BCC in 2007.

Other

Other operations have been classified as discontinued operations in 2006, consisting mainly of Millicom Peru S.A.  All these operations were divested after the first quarter in 2006.

5. PROPERTY, PLANT AND EQUIPMENT

During the three months ended March 31, 2007, Millicom acquired property, plant and equipment with a cost of $182.6 million (2006: $95.1 million). The charge for depreciation on Property, Plant and Equipment for the three months ended March 31, 2007 was $66.9 million (2006: $39.0 million).

The following table provides details of cash used for the purchase of property, plant and equipment:

	Three months ended March 31, 2007	Three months ended March 31, 2006
	(Unaudited)	(Unaudited)
	US $ ’000	US $ ’000

Additions	182,585	95,091
(Increase) decrease in vendor financing and payables for property, plant and equipment	(12,901)	43,654
Cash used for the purchase of property, plant and equipment	169,684	138,745

6. SHARE CAPITAL AND PREMIUM

During the first quarter of 2007, 99,269 stock options were exercised by employees and directors of Millicom for a total net proceeds of $2.0 million recorded in share capital and premium. In addition, 57,966 shares were granted to employees as part of the 2006 -2008 long term incentive plan and 13,600 shares were granted to senior management as bonus shares.

As of March 31, 2007, following the above exercise of stock options, the total subscribed and fully paid-in share capital and premium amounted to $380.3 million consisting of 100,854,715 registered common shares with a par value of $1.50 each.

For the three months ended March 31, 2007, the average number of shares outstanding was 100,749,239 (March 31, 2006: 100,003,730 excluding 138,247 average number of treasury shares in 2006).

7. SHARE-BASED COMPENSATION

(a) Long-Term Incentive Plan (“LTIP”)

In May 2006 at the Annual General Meeting (“AGM”), it was proposed to no longer award share options to employees going forward, but instead award restricted Millicom shares to certain employees. The LTIP terms and conditions were finalized on March 15, 2007. The LTIP is based on a target share award granted to eligible Millicom employees, limited to Millicom senior-level employees, key high potential employees and certain critical new recruits.

For the performance cycle from 2006 through 2008, the shares awarded vest 20% on March 15, 2007, 20% on December 31, 2007 and 60% on December 31, 2008, subject to specified market and performance conditions related to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date. 289,830 shares were granted on March 15, 2007 of which 57,966 shares vested immediately, 57,966 shares vest on December 31, 2007 and 173,898 shares vest on December 31, 2008. The shares granted are subject to a one-year holding period once the shares are vested.

For the performance cycle from 2007 through 2009, the shares awarded vest at the end of the three-year performance cycle, subject to actual earnings per share performance against pre-established targets.  251 thousand shares were granted on March 15, 2007 which vest on December 31, 2009.

A charge of $4.5 million was recorded in relation to the LTIP’s for the three months ended March 31, 2007 (March 31, 2006: nil).

(b) Stock options

A charge of $0.1 million was recorded for the three months ended March 31, 2007 (March 31, 2006: $0.8 million).

8. DEBT AND FINANCING

10% Senior Notes

On November 24, 2003, Millicom issued $550 million aggregate principal amount of 10% Senior Notes (the “10% Senior Notes”) due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2004. Interest is accrued at an effective interest rate of 10.4%.

The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom’s subsidiaries or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries and affiliates.

Other than out of the proceeds of certain public equity offerings prior to December 1, 2006, or for certain tax reasons, Millicom may not redeem the 10% Senior Notes prior to December 1, 2008. On or after December 1, 2008, Millicom may redeem all or a portion of the 10% Senior Notes at prices ranging from 105% to 100%.

As of March 31, 2007, the carrying amount of the 10% Senior Notes, net of unamortized financing fees, was $539.0 million (December 31, 2006: $538.7 million).

4% Convertible Notes

In January 2005, Millicom raised $200 million aggregate principal amount of 4% Convertible Notes due 2010 (the “4% Convertible Notes”). The net proceeds of the offering were paid and settled on January 7, 2005 in the amount of $195.9 million.

The 4% Convertible Notes are direct, unsecured obligations of Millicom. The rate of interest payable on the 4% Convertible Notes is 4% per annum. Interest is payable semi-annually in arrears in equal installments on January 7 and July 7 of each year commencing on July 7, 2005. The effective interest rate is 9.8%.

Unless previously redeemed or converted, the 4% Convertible Notes will be redeemed on January 7, 2010 at their principal amount. Each note will entitle the holder to convert such note into shares or Swedish Depository Receipts of Millicom at a conversion price of $34.86 per share at any time on or after February 17, 2005 and up to December 28, 2009. As of March 31, 2007, none of the 4% Convertible Notes have been converted into ordinary shares.

The 4% Convertible Notes were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of the notes.

Millicom has apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of March 31, 2007 was $39.1 million (December 31, 2006: $39.1 million) and the value allocated to debt was $173.3 million (December 31, 2006: $171.2 million).

Analysis of debt and financing by maturity

The total amount of other debt and financing is repayable as follows:

	As of March 31, 2007	As of December 31, 2006
	(Unaudited)
	US $’000	US $’000
Due within:
One year	155,433	134,915
One – two years	116,835	108,664
Two – three years	323,818	138,575
Three – four years	109,334	302,264
Four – five years	142,581	142,998
After five years	697,245	707,210
Unamortized difference between carrying amount and nominal amount	(38,514)	(40,970)
Total debt, net	1,506,732	1,493,656

As at March 31, 2007, the group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the group is $352.7 million (December 31, 2006: $516.0 million).

Guarantees

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The tables below describe the outstanding amount under the guarantees and the remaining terms of the guarantees as of March 31, 2007 and December 31, 2006. Amounts covered by bank guarantees are recorded in the condensed consolidated balance sheets under the caption “Other debt and financing” and amounts covered by supplier guarantees are recorded under the caption “Trade payables” or “Other debt and financing” depending on the terms and conditions.

As of March 31, 2007 (unaudited):

	Bank and other financing guarantees (1)		Supplier guarantees (2)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	(US $’000)	(US $’000)	(US $’000)	(US $’000)	(US $’000)	(US $’000)
0-1 year	22,826	32,201	15,696	25,602	38,522	57,803
1-3 years	40,564	43,230	28,880	28,979	69,444	72,209
3-5 years	49,497	51,998	—	—	49,497	51,998
More than 5 years	41,247	196,121	—	—	41,247	196,121
Total	154,134	323,550	44,576	54,581	198,710	378,131

As of December 31, 2006:

	Bank and other financing guarantees (1)		Supplier guarantees (2)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	(US $’000)	(US $’000)	(US $’000)	(US $’000)	(US $’000)	(US $’000)
0-1 year	23,422	33,489	12,891	22,332	36,313	55,821
1-3 years	15,786	18,711	34,123	34,582	49,909	53,293
3-5 years	60,966	76,450	—	—	60,966	76,450
More than 5 years	41,547	196,121	—	—	41,547	196,121
Total	141,721	324,771	47,014	56,914	188,735	381,685

(1) The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying loans in the case of non payment by the obligor.

(2) The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying supplier financing in the case of non payment by the obligor.

9. SEGMENTAL REPORTING

The four operational clusters in the Group are Central America, South America, Africa and Asia.

Revenues	Three months ended March 31, 2007	Three months ended March 31, 2006
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Central America	249,475	156,567
South America	167,409	44,810
Africa	103,219	66,690
Asia	42,598	34,849
Total revenues	562,701	302,916

Operating profit	Three months ended March 31, 2007	Three months ended March 31, 2006
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Central America	115,026	61,349
South America	24,264	10,648
Africa	21,320	19,434
Asia	9,274	9,818
Unallocated items	(14,950)	(10,346)
Operating profit	154,934	90,903

10. JOINT VENTURES

The following amounts have been proportionally consolidated into the Group’s accounts representing the Group’s share of revenues, operating expenses and operating profit in the Group’s joint ventures:

	Three months ended March 31, 2007	Three months ended March 31, 2006
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Revenues	191,688	128,302
Operating expenses	(103,217)	(77,668)
Operating profit	88,471	50,634

11. TAXES

Group taxes are comprised of income taxes of profitable subsidiaries and joint ventures, after allowance of taxable losses brought forward from previous years. The Company is subject to taxes applicable to a Luxembourg Société Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for the three month periods ended March 31, 2007 and 2006. Variations in the effective tax rate are mainly the result of losses incurred at operating companies for which no tax benefit is allowed and net non tax deductible costs at the Corporate level, primarily due to interest on the 10% Senior Notes and the 4% Convertible Notes (see Note 8).

12. EARNINGS PER COMMON SHARE

Earnings per common share attributable to equity holders are comprised as follows:

	Three months ended March 31, 2007	Three months ended March 31, 2006
	(Unaudited)	(Unaudited)
Basic computation

Net profit attributable to equity holders (US$’000)	345,200	33,407

Weighted average number of shares outstanding during the period (in ‘000)	100,749	100,004

Basic earnings per common share (US$)	3.43	0.33

Diluted computation

Net profit used to determine diluted earnings per share (US$’000)	349,311	33,407

Weighted average number of shares outstanding during the period (in ‘000)	100,749	100,004
Adjustment for the conversion of the 4% Convertible Notes (ii)	5,737	—
Adjustments for Share options (in ‘000) (i)	1,248	607

Weighted average number of shares and potential dilutive shares outstanding during the period (in ‘000)	107,734	100,611

Diluted earnings per common share (US$)	3.24	0.33

(i) As of March 31, 2007, the Group had no stock options (March 31, 2006: nil) that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

(ii) For the three months ended March 31, 2006 the effect of the 4% Convertible Notes has not been included because to do so would have been anti-dilutive for the periods presented.

13. COMMITMENTS AND CONTINGENCIES

Operational environment

Millicom has operations in emerging markets, including Latin America, Africa and Asia where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments which may impact upon agreements with other parties. In the normal course of business, Millicom is involved in discussions regarding taxation, interconnect and tariff arrangements, which can have a significant impact on the long-term economic viability of its operations.

Litigation

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of March 31, 2007, the total amount of claims against Millicom’s operations was $ 68.2 million (December 31, 2006: $59.9 million) of which $27.1 million (December 31, 2006: $8.6 million) has been provided in the consolidated balance sheet. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group’s financial position and operations in excess of the provisions already recorded.

Debt pledges and guarantees

Details of debt pledges and guarantees are contained in Note 8.

Letters of support

In the normal course of business, the Company issues letters of support to various subsidiaries and joint ventures within the Group.

Capital Commitment

As of March 31, 2007, Millicom had committed to purchase network equipment, land and buildings and other non-current assets with a value of $436.6 million (December 31, 2006: $308.6 million) from a number of suppliers.

In addition, Millicom is committed to supporting Colombia Móvil S.A.,its operation in Colombia, through loans and warranties. The maximum commitment is $372 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of the indebtedness, local legal restrictions and the ability to repatriate funds from Millicom’s various operations.

14. RECONCILIATION TO U.S. GAAP

The interim condensed consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The reconciliation of the reported net profit for the three months ended March 31, 2007 and 2006 prepared under IFRS to the net profits prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the reconciliation of the consolidated balance sheets as at March 31, 2007 and December 31, 2006 prepared under IFRS to the consolidated balance sheets prepared under U.S. GAAP are presented below:

		Three months ended	Three months ended
	Item	March 31, 2007	March 31, 2006
		(unaudited)	(unaudited)
		US$’000	US$’000
Net profit for the period attributable to equity holders of the company reported under IFRS		345,200	33,407
Items increasing (decreasing) reported net profit (loss):
Adjustments relating to variable interest entities	(i)	54,291	26,483
Share-based compensation	(ii)	(7,706)	—
Purchase of minority interest	(iii)	(1,168)	305
Reclassification to shareholders’ equity of fair value adjustments on financial assets at fair value through profit or loss	(iv)	—	(30,092)
Adjustments related to debt	(v)	1,887	1,718
Adjustments to initial step-up in the value of licenses		—	129
Impairment of long-lived assets		—	84
Adjustments to income tax expense and minority interest:
Income tax expense		(6,832)	(5,002)
Minority interest		(48,253)	(23,089)
Net profit under U.S. GAAP		337,419	3,943

Presented as:
Net profit from continuing operations		81,220	21,590
Discontinued operations:
Profit (loss) from discontinued operations, net of taxes	(viii)	(2,147)	(17,647)
Gain on disposal, net of taxes		258,346	—
Profit (loss) from discontinued operations (a)		256,199	(17,647)
Net profit under U.S. GAAP		337,419	3,943

(a)           The tax impact of these items is $nil in 2007 and $0.7 million in 2006.

	Three months ended March 31, 2007	Three months ended March 31, 2006
	(unaudited)	(unaudited)
Basic profit per common share
Profit (loss) per common share under U.S. GAAP:
—from continuing operations	$0.81	$0.22
—from discontinuing operations	$2.54	(0.18)
Basic profit per common share under U.S. GAAP	$3.35	$0.04

Weighted average number of shares outstanding during the period (in ‘000)	100,749	100,004

	Three months ended March 31, 2007	Three months ended March 31, 2006
	(unaudited)	(unaudited)
Diluted profit per common share
Profit (loss) per common share under U.S. GAAP:
—from continuing operations	$0.78	$0.22
—from discontinuing operations	$2.37	(0.18)
Diluted profit per common share under U.S. GAAP	$3.15	$0.04

Weighted average number of shares and potential dilutive shares outstanding during the period (in ‘000)	107,734	100,611

Summary US GAAP results

The table below provides information about revenues, operating profit and net profit from continuing operations under U.S. GAAP for the three months  ended March 31, 2007 and 2006 excluding the discontinued operations:

	March 31, 2007	March 31, 2006
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Revenues from continuing operations	683,705	381,073
Operating profit from continuing operations	198,244	117,819
Net profit reported from continuing operations	81,220	21,590

(i) Adjustments relating to Joint Ventures

Joint Ventures consolidated under US GAAP

Millicom has determined that it has the following variable interest entities (“VIEs”) as defined by Financial Interpretation No. 46, revised 2003 (“FIN 46R”), Consolidation of Variable Interest Entities: Cam GSM Company Limited, a joint venture of Millicom in Cambodia, Comunicaciones Celulares S.A., a joint venture of Millicom in Guatemala and Telefonica Celular S.A. a joint venture of Millicom in Honduras. VIEs are those entities possessing certain characteristics, which indicate either a lack of equity investment sufficient to cover the expected losses of the entity or the equity holders’ lack of characteristics consistent with holding a controlling financial interest. When an entity is a VIE the party whose interests absorb a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, is deemed to be the Primary Beneficiary and must consolidate the VIE.

Information on the Group’s share of revenues and operating expenses of VIEs contributed on a proportional basis under IFRS are included in Note 10 to the interim condensed consolidated financial statements.

IFRS Treatment

Entities that are jointly controlled are consolidated using the proportional method and only the Group’s share of the assets, liabilities, income and expenses of the joint ventures in which the Group has an interest are included in the consolidated financial statements.

U.S. GAAP Treatment

Under U.S. GAAP, Millicom is considered to be the Primary Beneficiary and consolidates its interests in the following VIEs: Cam GSM Company Limited, Comunicaciones Celulares S.A., and  Telefonica Celular S.A..

Reconciling Effect

The different treatment of joint ventures under U.S. GAAP impacts many of the individual balance sheet and profit and loss line items but has no overall effect on net profit, after deducting minority interests, except for the reversal of negative goodwill and additional depreciation for Honduras (see below).  The impact on profit before tax and minority interests, and the offsetting impact on taxes and minority interests, is as follows:

	March 31, 2007	March 31, 2006
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Impact on profit before tax and minority interests	57,285	30,129
Impact on income tax expense	(8,034)	(5,900)
Impact on minority interests	(49,251)	(24,229)
Impact on Net Profit	—	—

Joint Ventures not consolidated under US GAAP

IFRS Treatment

Under IFRS, Emtel Limited is consolidated using the proportional method.

U.S. GAAP Treatment

Under U.S. GAAP Emtel Limited is accounted for using the equity method.

Reconciling Effect

The adjustment to reflect Millicom’s investment in joint ventures not consolidated under FIN 46R and adjusted from proportional consolidation under IFRS to the equity method under U.S. GAAP (Emtel Limited) is reflected in the summary balance sheet reconciliations on the following page.  There is no difference in net profit under IFRS and US GAAP.

Summary of Key Emtel figures

Key figures under IFRS for 100% of Emtel Limited, in which Millicom holds a 50% interest, as of and for the three months ended March 31, 2007 and 2006 and December 31, 2006 is as follows:

	March 31, 2007	December 31, 2006
	(unaudited)
	US$ ’000	US$ ’000
Non-current assets	30,465	30,086
Current assets	14,886	15,644
Non-current liabilities	862	1,241
Current liabilities	17,412	19,980

	March 31, 2007	March 31, 2006
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Revenues	13,307	11,914
Gross profit	10,188	9,342
Net profit	4,084	3,826

Acquisition of Additional Interest in Honduras

On May 26, 2005, Millicom acquired an additional 16.67% interest in Telefonica Celulares S.A. (“Celtel”), its operation in Honduras, bringing total ownership interests to 66.67%.

IFRS Treatment

Although the total ownership represents a majority interest, Millicom does not have control over Celtel, which continues to be proportionally consolidated under IFRS. The purchase price allocation of the consideration paid for the additional 16.67% interest in Celtel resulted in a negative goodwill of $6.3 million, which was recognized in the consolidated statement of profit and loss in 2005. Millicom’s share of assets and liabilities of the 50% previously held interest has been kept at its historical value.

U.S. GAAP Treatment

Under U.S. GAAP, following the acquisition of the additional interest, Millicom determined that it is the primary beneficiary of Celtel and started consolidating it as of May 26, 2005.

Upon initial consolidation of Celtel, Millicom recognized 100% of the assets, liabilities and non-controlling interest at fair value, stepping up the values accordingly. As a result, Millicom computed $56.6 million of negative goodwill, which was allocated on a pro rata basis to all acquired assets, except some assets, as specified in SFAS 141 Business Combinations.

Reconciling Effect

As a result of the different treatment under U.S. GAAP, Millicom (i) reversed the $6.3 million of negative goodwill recognized in the consolidated statement of profit and loss under IFRS and reclassified it in the balance sheet, (ii) stepped up the assets and liabilities which had not been fair valued under IFRS, (iii) recognized the non-controlling interest at fair value, and (iv) recorded incremental depreciation and amortization under U.S. GAAP as a result of the step-up.

The net impact on profit from the additional depreciation and amortization charges amounts to $1.1 million for the three months ended March 31, 2007 (March 31, 2006: $1.1 million) following the consolidation of Telefonica Celulares S.A. as follows:

	March 31, 2007	March 31, 2006
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Incremental depreciation and amortization	(2,994)	(2,994)
Impact on income tax expense	898	898
Impact on minority interests	998	998
Impact on Net Profit	(1,098)	(1,098)

Great Universal Inc. and Modern Holdings Inc.

IFRS Treatment

Under IFRS, Millicom did not consolidate its investment in Great Universal Inc. (“GU”) and Modern Holdings Inc. (“MH”), which were wholly-owned by Millicom, due to the existence of warrants, which enabled their holders to obtain 100% of GU and 52% of MH, that were exercisable and conveyed the ability to the warrant holders to control GU and MH. Instead, Millicom accounted for GU and MH as “Financial assets available for sale”. In May 2006 Millicom sold MIC USA, Inc. for $1 and disposed of GU and MH as part of the sale of MIC USA, Inc. MIC USA, Inc. was sold to Brookstone Partners LLP, an entity controlled by members of the Stenbeck family. Millicom realized a net gain of $6.1 million on the sale. Due to the existence of a revaluation reserve that was reversed as a result of the sale, no gain or loss was recorded on disposal.

U.S. GAAP Treatment

Under U.S. GAAP, GU and MH, were considered variable interest entities and were consolidated before their disposal. On March 31, 2006, GU and MH were classified as discontinued operations.

Reconciling Effect

The effect of consolidating GU and MH under U.S. GAAP was an additional net loss of $0.5 million for the three months ended March 31, 2006. The net impact is as follows:

	March 31, 2007	March 31, 2006
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Impact on profit before tax and minority interest	—	(652)
Impact on income tax expense	—	—
Impact on minority interests	—	142
Impact on Net Profit	—	(510)

Total Reconciling Effect from VIEs

	March 31, 2007	March 31, 2006
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
VIEs consolidated under US GAAP	57,285	30,129
Incremental depreciation on non-current assets recognized at fair value upon consolidation of Celtel	(2,994)	(2,994)
Consolidation of GU and MH	—	(652)
Impact on profit before taxes and minority interests	54,291	26,483
Tax effect of the above adjustments	(7,136)	(5,002)
Effect on minority interests of the above adjustments	(48,253)	(23,089)
Impact on Net Profit	(1,098)	(1,608)

(ii) Share-Based Compensation

IFRS Treatment

In May 2006, a long term incentive plan was approved by the AGM. This plan awards restricted Millicom shares to certain employees based on performance measures and subject to a one-year holding period once the shares are vested (see note 7). Since the plan was approved at the AGM, the employees became aware of the plan at that date, therefore a charge of $7.7 million was recorded in 2006 (starting in May 2006) even though the corresponding shares were granted on March 15, 2007. For the period ended March 31, 2007 an expense of $4.5 million has been recorded.

U.S. GAAP Treatment

Under U.S. GAAP, when the service inception date preceeds the grant date, certain conditions have to be met in order for compensation expense to be recognized. As there was a substantive future service condition remaining following the grant date and as there was no market or performance conditions that needed to be satisfied between the service inception date and the grant date, these conditions were not met. Therefore, no compensation expense for 2006 was recorded for the long-term incentive plan. As the shares corresponding to the long-term incentive plan have been granted in the first quarter of 2007, the charge recorded for the period ended March 31, 2007 corresponds to the total amount recorded under IFRS from the start of the plan of $12.2 million (March 31, 2006: $nil).

Reconciling Effect

An additional charge amounting to $7.7 million has been recorded for U.S. GAAP purposes for the period ended March 31, 2007 (March 31, 2006: $nil)

(iii) Purchase of minority interests

In late 2005 and 2006, Millicom purchased minority interests in Paraguay, Senegal, Tanzania, Sierra Leone, and terminated an option agreement for the acquisition of 30% Millicom’s operation in Ghana, for an aggregate purchase price of $83.2 million.

IFRS Treatment

Under IFRS, Millicom accounts for the excess of the purchase price over the carrying value of minority interests as goodwill.  Millicom aggregate goodwill of $73.5 million relating to these transactions.

U.S. GAAP Treatment

Under Statement of Financial Accounting Standard No. 141 (“SFAS 141”), Business Combinations, acquisitions of additional interests after control is obtained are referred to as step acquisitions.  Each transaction is treated separately with fair value being assigned to assets and liabilities to the extent of the parent’s ownership.

Reconciling Effect

There were no material fair value adjustments identified for Paraguay and Sierra Leone. For each of the other step acquisitions, adjustments to the amounts recorded for intangible assets and goodwill, as well as the corresponding amortization amounts, have been recorded for U.S. GAAP purposes.

Adjustments to the Company’s IFRS consolidated balance sheet as at the date of acquisition and the related impact on amortisation and tax expense is as follows:

	Impact on Blance Sheet	Impact on Profit and Loss
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Subscriber lists	23,667	(986)
Licenses	9,242	(182)
Deferred tax liability and related tax expense	(8,632)	304
Net impact on goodwill and net profit	24,277	(864)

Summary of Reconciling Effect

	March 31, 2007	March 31, 2006
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Reversal of depreciation from acquisition of minority stake in Tanzania in 2004	—	305
Additional amortization	(1,168)	—
Sub-total	(1,168)	305
Income tax expense	304	—
Total reconciling effect	(864)	305

(iv) Financial Assets at Fair Value through Profit and Loss

IFRS Treatment

Under IFRS, Millicom recorded the fair value adjustments of its investment in Tele2 in the profit and loss account.

U.S. GAAP Treatment

Under U.S. GAAP these fair value adjustments should be recorded in shareholders’ equity within the caption “Other Reserves”

Reconciling Effect

As all 5% Mandatory Exchangeable Notes were exchanged by Millicom on August 7, 2006, there was no reconciling item for the period ended March 31, 2007.  In March 2006, Millicom reclassified an unrealized gain on the Tele2 shares of $30.1 million.

(v) Debt

4% Convertible Notes

IFRS Treatment

Under IFRS, Millicom has allocated part of the value of the 4% Convertible Notes to debt and part to equity. As a result, an incremental interest expense is recorded, which corresponds to the difference between the effective and the nominal interest rate.

U.S. GAAP Treatment

Under U.S. GAAP the 4% Convertible Notes are recorded at nominal value and the interest charge is computed based on the nominal interest rate.

Reconciling Effect

The equity component of $39.1 million of the 4% Convertible Notes recorded for IFRS is reclassified to the debt component of the 4% Convertible Notes under U.S. GAAP. The incremental interest expense, which corresponds to the difference between the effective and the nominal interest rate, of $1.9 million recorded under IFRS for the three months ended March 31, 2007 is reversed under U.S. GAAP (March 31, 2006: $1.7 million).

(vi)   Customer Acquisition Costs

IFRS Treatment

Under IFRS customer acquisition costs are classified under sales and marketing expenses.

U.S. GAAP Treatment

Under U.S. GAAP, customer acquisition costs are recorded as cost of sales.

Reconciling Effect

For the three months ended March 31, 2007 an amount of $77.2 million from continuing operations was reclassified from sales and marketing to cost of sales. At the end of March 2006 the total amount reclassified amounted to $43.6 million and included $2.6 million related to companies now presented as discontinued operations.

(vii) Financing Fees

IFRS Treatment

Under IFRS, the Company records its 10% Senior Notes and the debt component of its 4% Convertible Notes net of un-amortized financing fees incurred to acquire these debts.

U.S. GAAP Treatment

Under U.S. GAAP, these financing fees are capitalized as a deferred charge.

Reconciling Effect

The amount that is reclassified as an asset in the balance sheet as at March 31, 2007, is $13.9 million (December 31, 2006:  $14.4 million), comprised of $11.0 million for the 10% Senior Notes (December 31, 2006:  $11.3 million) and $2.9 million for the 4% Convertible Notes (December 31, 2006: $3.1 million).

(viii) Discontinued Operations

Reconciling Effect Summary

Presented below is an analysis of gain/ (loss) from discontinued operations under U.S. GAAP:

	Three months ended March 31
	2007	2006
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Paktel	(2,552)	(15,079)
Vietnam	405	(1,164)
Pakcom	—	(752)
Great Universal and Modern Holdings	—	(652)
Loss from discontinued operations (a)	(2,147)	(17,647)
Gain on disposal	258,346	—
Gain from discontinued operations (b)	256,199	(17,647)

(a)          Excluding gains on disposals

(b)          The tax impact is $nil for 2007  (2006: $0.7 million)

Balance Sheet Reconciliation:

The following significant balance sheet differences arise under U.S. GAAP as of March 31, 2007:

Balance sheet as of March 31, 2007	Per Balance Sheet Group	Consolidation of VIEs and Proportional Consolidation Adjustments (Item i)	Other Adjustments	Under U.S. GAAP Group
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	US$ ’000	US$ ’000	US$ ’000	US$ ’000
Assets
Non-Current Assets	1,905,120	245,204	39,793	2,190,117
Current Assets	1,450,711	111,960	2,081	1,564,752
Total Assets	3,355,831	357,164	41,874	3,754,869

Shareholders’ Equity and Liabilities
Total Shareholders’ Equity	859,082	(12,617)	(3,088)	843,377
Minority Interest	71,046	206,450	—	277,496
Total Equity	930,128
Liabilities
Non-current liabilities	1,440,942	31,640	43,236	1,515,818
Current liabilities	984,761	131,691	1,726	1,118,178
Total Liabilities	2,425,703	163,331	44,962	2,633,996
Total Shareholders’ Equity and Liabilities	3,355,831	357,164	41,874	3,754,869

The following significant balance sheet differences arise under U.S. GAAP as of December 31, 2006:

Balance sheet as of December 31, 2006	Per Balance Sheet Group	Consolidation of VIEs and Proportional Consolidation Adjustments (Item i)	Other Adjustments	Under U.S. GAAP Group
	US$ ’000	US$ ’000	US$ ’000	US$ ’000
Assets
Non-Current Assets	1,786,703	236,337	43,026	2,066,066
Current Assets	1,127,218	81,706	527	1,209,451
Total assets from disposal group classified as held for sale	407,073	—	—	407,073
Total Assets	3,320,994	318,043	43,553	3,682,590

Shareholders’ Equity and Liabilities
Total shareholders’ Equity	504,874	(11,519)	(4,111)	489,244
Minority interest	77,514	207,132	—	284,646
Total Equity	582,388
Liabilities
Non-current liabilities	1,442,716	38,173	45,015	1,525,904
Current liabilities	901,851	84,257	2,649	988,757
Total liabilities from disposal group classified as held for sale	394,039	—	—	394,039
Total Liabilities	2,738,606	122,430	47,664	2,908,700
Total Shareholders’ Equity and Liabilities	3,320,994	318,043	43,553	3,682,590

Shareholders’ Equity Reconciliation:

The following significant equity differences arise under U.S. GAAP as of March 31, 2007 and December 31, 2006:

	March 31, 2007	December 31, 2006
	(unaudited)
	US$ ’000	US$ ’000
Shareholders’ equity under IFRS	859,082	504,874

Impact of 4% convertible notes (see item v)	(23,883)	(25,770)
Impact of goodwill amortized under IFRS before January 1, 2005, additional goodwill recognized on acquisition of subsidiaries and negative goodwill recorded as income under IFRS	24,844	24,844
Impact of purchases of minority interests (see item iii)	(4,049)	(3,185)
Subtotal	(3,088)	(4,111)
Impact of additional depreciation and amortization from acquisition of additional minority interest in Honduras (see item i)	(12,617)	(11,519)
Shareholders’ equity under U.S. GAAP	843,377	489,244

New U.S.GAAP Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which permits companies to choose to measure certain financial instruments and various other items at fair value that are not currently required to be measured at fair value. SFAS 159 will become effective for the Company from January 1, 2008. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to our unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IFRS. See Note 14 of the “Notes to interim condensed consolidated financial statements” for certain reconciliations between IFRS and U.S. GAAP.

Overview

Introduction

We are a global mobile telecommunications group with operations in the world’s emerging markets over which we typically exercise management and voting control. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

We have 16 mobile systems in 16 emerging markets in Central America, South America, Africa and Asia. As of March 31, 2007, the countries where we had mobile operations had a combined population of approximately 278 million. This means that 278 million is the number of people covered by our licenses, representing the number of people who could receive mobile services under the terms of our licenses if our networks covered the entire population. Our total subscribers reached 16.5 million (14.1 million on an attributable basis) as at March 31, 2007.

Our markets are attractive for mobile services due to low fixed and mobile penetration levels. Usage of fixed line telephony and mobile telephony services has historically been low in the countries in which we operate due to poor or insufficient infrastructure and low levels of disposable income. We believe there is a significant opportunity for further growth of mobile services in our markets due to the continuing reductions in the cost of providing mobile services to the consumer and due to rising levels of disposable income

Recent Developments

On February 13, 2007, Millicom completed the sale of its 88.86% in Paktel Limited to China Mobile Communications Corporation which finalized Millicom’s exit from Pakistan.

Operating Results

Millicom sold its operations in Pakistan in June 2006 and February 2007 and its operation in Peru in October 2006. These operations have been classified as discontinued operations. The discussion below focuses on the results from continuing operations.

Three Months Ended March 31, 2007 and 2006

The following table sets forth certain profit and loss statement items from continuing operations for the periods indicated.

			Impact on
	Three Months Ended		Comparative Results
	March 31,		for Period
			Amount of	Percent
	2007	2006	Variation	Change
	(in thousands of U.S. dollars, except percentages)
Revenues	562,701	302,916	259,785	86%
Cost of sales	(211,478)	(118,448)	(93,030)	79%
Sales and marketing	(92,878)	(42,777)	(50,101)	117%
General and administrative expenses	(93,177)	(43,022)	(50,155)	117%
Other operating expenses	(10,234)	(9,251)	(983)	11%
Other operating income	—	496	(496)	(100)%
Gain from sale of subsidiaries and joint ventures, net	—	989	(989)	(100)%
Operating profit	154,934	90,903	64,031	70%
Interest expense	(39,139)	(28,311)	(10,828)	38%
Interest and other financial income	12,385	6,573	5,812	88%
Other non operating income, net	544	7,537	(6,993)	(93)%
Profit from associates	652	262	390	149%
Charge for taxes	(47,733)	(25,542)	(22,191)	87%
Profit for the year from continuing operations	81,643	51,422	30,221	59%
Profit/(loss) for the year from discontinued operations, net of tax	256,199	(16,650)	272,849	—%
Minority interests	7,358	(1,365)	8,723	—%
Net profit for the year attributable to equity holders of the company	345,200	33,407	311,793	933%

Subscribers:  Total subscribers as of March  31, 2007 and 2006 by segment were as follows:

Subscribers	2007	2006	Growth
Central America	5,917,914	3,166,682	87%
South America	4,519,945	1,521,356	197%
Africa	3,809,185	2,271,157	68%
Asia	2,268,434	1,532,874	48%
Total	16,515,478	8,492,069	94%

As of March 31, 2007, our worldwide total mobile subscriber base increased by 94% to 16,515,478 mobile subscribers from 8,492,069 mobile subscribers as of March 31, 2006. Growth was particularly strong in Central and South America, where we acquired our Colombian business with 1.9 million subscribers in the fourth quarter of 2006. Particularly significant percentage increases by operating company were recorded in Ghana (114%), El Salvador (90%), Honduras (90%), Guatemala (83%), and Paraguay (79%). This subscriber growth was driven by substantially higher capital expenditure in 2006 and in the first three months of 2007. The higher capital expenditure resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional subscribers. Expansion of the distribution network also helped drive subscriber growth by increasing the number of points of sale where we sell our products, which makes the products more accessible. We are further driving higher penetration rates in our markets by continuing to drive down the entry price for our services by using innovative distribution channels and techniques, for example e-PIN. Future subscriber growth is highly dependent on the level of capital expenditure invested in the business; increased points of sale; innovative product development and continued focus on a competitive value proposition.

Our attributable subscriber base increased to 14,133,664 mobile subscribers as at March 31, 2007 from 7,088,043 mobile subscribers as of March 31, 2006, an increase of 99%. Prepaid subscribers accounted for 95% or 15,620,731 of the total cellular subscribers. Total mobile minutes increased by 96% in the three months ended March 31, 2007 compared with 2006.

Revenues:  Revenues for the three months ended March 31, 2007 and 2006 by segment were as follows:

Revenue	2007	2006	Growth
	USD ‘000	USD ‘000
Central America	249,475	156,567	59%
South America	167,409	44,810	274%
Africa	103,219	66,690	55%
Asia	42,598	34,849	22%
Total	562,701	302,916	86%

We derive revenues from the provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services and other services and equipment sales.

Total revenues increased by 86% for the three months ended March 31, 2007 to $563 million from $303 million for the three months ended March 31, 2006. The increase is mainly due to strong growth in the number of subscribers which increased by 94% to 16.5 million as of March 31, 2007 from 8.5 million as of March 31, 2006. Revenue growth was seen throughout Millicom’s segments and especially in Central America where revenues increased by 59% for the three months ended March 31, 2007. Revenues also increased for the three months ended March 31, 2007 by 274% in South America due to the implementation of per second billing and low denomination reloads in Paraguay and helped by the addition of $91 million of revenues from Millicom’s new operation in Colombia. The increase in revenue for the three months ended March 31, 2007 was 55% in Africa and 22% in Asia.

Revenue growth was mainly driven by Central and South America reflecting the success of tigo in its second year. tigo represents our triple “A” operating strategy of a quality and widely available network, ubiquitous distribution and affordable products and services. Implementing this strategy across all our operations has been the key to driving revenue growth. This strategy drove higher penetration rates in our existing markets which increased the subscriber base. Furthermore, the existing subscribers increased their average airtime usage through additional voice minutes as we made the products more affordable and through the take up of value-added services. In addition our new operation in Colombia has 2.2 million subscribers and added $91 million of revenue.

Further revenue growth will likely come from all of our operations as we continue to implement our triple “A” strategy, particularly in the countries where tigo was most recently launched. At the end of 2006 we rebranded our Colombia operation to tigo and at the beginning of 2007 we launched tigo in Sri Lanka, the Democratic Republic of Congo and the Lao People’s Democratic Republic. We expect this strategy to continue to drive higher penetration rates in our markets. The average revenue per user (ARPU) will most likely fall over time as we penetrate deeper into the populations and reach customers with less disposable income. However, this might not happen immediately as we continue to see price elasticity amongst our existing customers and as to develop our valued added services. In addition, the performance of Millicom’s new operations in Colombia and the Democratic Republic of Congo will likely have a significant impact on revenues in the coming years.

A number of telecommunications regulators in the countries where we operate have reduced or are expected to reduce interconnection rates. Because we are often one of the larger suppliers of telephone services in the countries we service, this could have the effect of reducing our revenue. Nonetheless, lower interconnect rates often enable us and our competitors to reduce prices to the final customer. Due to the price elasticity in our markets, lower prices usually drive significantly higher usage which often results in overall increases in revenues.

Cost of sales:  Cost of sales increased by 79% for the three months ended March 31, 2007 to $211 million from $118 million for the three months ended March 31, 2006. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand out networks and depreciation increased due to the higher capital expenditures on our networks. Lastly, cost of sales was impacted by the acquisition of our Colombian business. As a result of these factors, gross margin increased slightly to 62% for the three months ended March 31, 2007 compared to 61% for the three months ended March 31, 2006.

Future gross margin percentages will be mostly affected by the mix of revenues generated from calls made exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin because we do not incur interconnect charges to access other networks. In addition, Millicom’s investments in capital expenditure will impact depreciation in future years.

Sales and marketing:  Sales and marketing expenses increased by 117% for the three months ended March 31, 2007 to $93 million from $43 million for the three months ended March 31, 2006. Sales and marketing costs are comprised mainly of commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, general advertising and promotion costs for tigo, point of sales materials for the retail outlets, and staff costs. The increase in sales and marketing costs was mainly due to higher dealer commissions related to the higher revenues, increased spending on brand awareness and point of sales materials, particularly where we were aggressively rolling out tigo in Africa and Asia, and increased sales and marketing costs in Colombia as Millicom rebranded this operation to tigo at the end of 2006. As a percentage of revenues, sales and marketing expenses increased from 14% for the three months ended March 31, 2006 to 17% for the three months ended March 31, 2007.

Future sales and marketing costs will be impacted by the rollout of tigo into the remaining Millicom markets where it is not yet used and the expansion of the distribution network which requires higher spending on brand awareness and point of sales materials. The level of future sales and marketing spend will impact both revenues and operating profits.

General and administrative expenses:  General and administrative expenses increased by 117% for the three months ended March 31, 2007 to $93 million from $43 million for the three months ended March 31, 2006. This increase is mainly explained by the increase in network maintenance costs to support the expansion in our operations, but also higher staff costs from more employees needed to manage the growth of the business. In addition, there was an increase in stock compensation costs as Millicom introduced a new long term incentive plan for its senior employees. As a percentage of revenues, general and administrative expenses increased from 14% for the three months ended March 31, 2006 to 17% for the three months ended March 31, 2007.

We continue to seek ways to control our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as sharing information, human resources, best practices and technologies among the operating companies. We also look to centralize negotiations of our financings and of our supply contracts for network equipment and handsets.

Other operating expenses:  Other operating expenses increased by 11% for the three months ended March 31, 2007 to $10 million from $9 million for the three months ended March 31, 2006. This increase is mainly explained by the increased size of Millicom’s corporate staff and other group support functions to oversee and support the significant growth in the operating companies. This is offset by the costs in the three months ended March 31, 2006 associated with the strategic review which was carried during the first half of 2006 out as a result of the interest shown in Millicom by a number of other parties. Millicom will further add to its corporate staff in 2007 in order to manage and support further growth in the coming years.

Operating profit:  Operating profit for the three monthss ended March 31, 2007 and 2006 by segment were as follows:

Operating profit	2007	2006	Growth
	USD ‘000	USD ‘000
Central America	115,026	61,349	87%
South America	24,264	10,648	128%
Africa	21,320	19,434	10%
Asia	9,274	9,818	(6)%
Unallocated	(14,950)	(10,346)
Total	154,934	90,903	70%

Total operating profit for the three months ended March 31, 2007 was $155 million compared with $91 million for the three months ended March 31, 2006. This increase in operating profit was due to the higher revenues. The operating profit margin fell slightly from 30% to 28% mainly due to Millicom’s operation in Colombia in October 2006 which incurred an operating loss of $4 million for the three months March 31, 2007. Millicom expects this operation to record an operating loss for the next nine months as it aggressively rolls out the triple “A” operating strategy for the company incurring sales and marketing and network rollout costs ahead of the related revenues. Beyond 2007, we expect this operation to start generating operating profits. The operating margin for the segments varied from 2006 to 2007 mainly as a result of the different stages of implementation of the triple “A” operating strategy among the companies. In most cases, the operations where the triple “A” model was implemented before 2006, mainly in Central and South America (excluding Colombia), were able to improve their operating margins. Those operations where the model has been implemented later, mostly our African operations and Sri Lanka, saw pressure on their operating margins as they incurred costs ahead of revenues to implement the model, rebrand to tigo, and grow their businesses.

In future, our operating profitability will depend on the ability of Millicom to continue growing revenues while maintaining control of costs. Millicom is striving to improve the profitability of its operations in Colombia and the Democratic Republic of Congo and expects both of these operations to generate operating profits when the impact of the introduction of tigo in these countries takes full effect in 2008.

Interest expense:  Interest expense for the three months ended March 31, 2007 increased by 38% to $39 million from $28 million for the three months ended March 31, 2006. This increase arose primarily from additional borrowings in the operations. Interest costs for the operations will continue to increase as Millicom continues to arrange more of the funding for the growth in its operations through local borrowings.

Interest and other income:  Interest and other income for the three months ended March 31, 2007 increased by 88% to $12 million from $7 million for the three months ended March 31, 2006. This increase was mainly due to the interest income on the higher cash balances.

Other non operating income, net:  Other non operating income, net decreased from $8 million for the three months ended March 31, 2006 to $1 million for the three months ended March 31, 2007. This decrease was mainly as a result of the net positive valuation movement on the Tele2 shares and related 5% Mandatory Exchangeable Notes for the three months ended March 31, 2006, partially offset by an exchange gain of $0.5 million for the three months ended March 31, 2007 versus an exchange loss of $6.0 million for the three months ended March 31, 2006, as a number of currencies strengthened against the dollar.

Charge for taxes:  The net tax charge for the three months ended March 31, 2007 increased to $48 million from $26 million in the three months ended March 31, 2006. This increase is due to the increased profitability of our operations in 2007. The Group’s effective tax rate increased from 33% for the three months ended March 31, 2006 to 37% for the three months ended March 31, 2007. Variations in the effective tax rate are mainly the result of losses incurred at operating companies for which no tax benefit is allowed and net non tax deductible costs at the Corporate level, primarily due to interest on the 10% Senior Notes and the 4% Convertible Notes.

Net profit for the year attributable to equity holders of the company:  The net profit for the three months ended March 31, 2007 was $345 million, including a gain on the sale of its subsidiary in Pakistan (Paktel Limited) of $258 million, compared to a net profit of $33 million for the three months ended March 31, 2006. Profit from continuing operations increased to $82 million for the three months ended March 31, 2007 from $51 million for the three months ended March 31, 2006 for the reasons stated above. The profit from discontinued operations for the three months ended March 31, 2007 was $256.2 million compared to a loss from discontinued operations for the three months ended March 31, 2005 of $17 million. The profit in the three months ended March 31, 2007 was due to the gain on sale of Paktel Limited of 258.3 million.

Debt

Millicom’s total consolidated indebtedness as of  March 31, 2007 was $1,506.7 million (December 31, 2006: $1,493.7 million) and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents and short-term time deposits) was $513.8 million.

Effect of Exchange Rate Fluctuations

Exchange rates for the currencies of the countries in which we operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, net assets or cash flows when translating local currency into U.S. dollars. For each operation that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits and cash flows while also reducing both our assets and liabilities. In the three months ended March 31, 2007, we had a net exchange gain of $0.5 million. In the three months ended March 31, 2006, we had a net exchange loss of $6.0 million.

To the extent that our operations upstream cash in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. The exchange rates obtained when converting local currencies into U.S. dollars are set by foreign exchange markets over which we have no control. We have not entered into any significant hedging transactions to limit our foreign currency exposure.

Liquidity and Capital Resources

Cash Upstreaming

The continued improvement in the operating and financial performance of our operations has allowed us to continue to upstream excess cash to the Company. For the three months ended March 31, 2007, we upstreamed $283 million from 11 of the 16 countries in which we operate. This upstreamed cash will be used to service our corporate debt obligations and for further investment. For the three months ended March 31, 2006 we upstreamed $74 million from 9 of the 16 countries in which we operated.

Cash Flows

For the three months ended March 31, 2007, cash provided by operating activities was $218.8 million compared to $116.5 million for the three months ended March 31, 2006.

Cash provided by investing activities was $121.7 million for the three months ended March 31, 2007, compared to an outflow of $204.9 million for the three months ended March 31, 2006. This increase is mainly due to the cash generated by the sale of Paktel Limited, Millicom’s operation in Pakistan, in February 2007.

Net cash flow used for financing activities amounted to $4.9 million for the three months ended March 31, 2007. For the three first months of 2006, financing activities provided total cash of  $17.6 million.

The net cash increase in the three months ended March 31, 2007 was $336.2 million compared to an outflow of $70.5 million for the three months ended March 31, 2006. Millicom had a closing cash and cash equivalents balance of $992.9 million as of March 31, 2007 compared to $526.1 million as of March 31, 2006.

Capital Additions

Our additions to property, plant and equipment by geographical region were as follows during the periods indicated:

	For the three months
	Ended March 31,
	2007	2006
	(unaudited)	(unaudited)
	(in thousands of U.S. dollars)

Central America	50,365	17,294
South America	41,781	7,948
Africa	66,476	36,704
Asia	23,958	33,119
Unallocated	5	26
Total	182,585	95,091

The main capital expenditures related to the expansion of existing networks both in terms of areas covered and capacity.

Corporate and Other Debt and Financing

As of March 31, 2007, we had total consolidated outstanding debt and other financing of $1,506.7 million (December 31, 2006: $1,493.7 million). The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Group is $352.7 million (December 31, 2006: $516.0 million).

Of the total consolidated outstanding debt and other financing,

•                  $539.0 million, net of deferred financing fees, was in respect to the 10% Senior Notes;

•                  $173.3 million, net of deferred financing fees, was in respect to the 4% Convertible Notes;

•                  $794.5 was in respect to the indebtedness of our operating entities.

Other than out of the proceeds of certain public equity offerings prior to December 1, 2006, or for certain tax reasons, Millicom may not redeem the 10% Senior Notes prior to December 1, 2008. On or after December 1, 2008, Millicom may redeem all or a portion of the 10% Senior Notes at prices ranging from 105% to 100%.

The 4% Convertible Bonds are convertible at the option of holders at any time up to December 28, 2009, unless previously redeemed, converted or purchased and cancelled, into Millicom common stock at a conversion price of $34.86 per share. Millicom has apportioned part of the value of these notes to equity and part to debt. The value allocated to equity as of March 31, 2007 was $39.1 million and the value allocated to debt was $173.3 million.

Commitments

As of March 31, 2007, we had commitments from a number of suppliers to purchase network equipment, land and buildings and other fixed assets of $436.6 million of which $400.2 million are due within one year.

Guarantees

As of March 31, 2007, we had outstanding guarantees for a total amount of $198.7. million (December 31, 2006: 188.7 million).

Item 3. UNRESOLVED STAFF COMMENTS

As of the filing date, we have two unresolved comments that we received from the Staff of the Securities and Exchange Commission relating to our Annual Report on Form 20F for the year ended December 31, 2005. We have been in discussions with the Staff since November 2006 regarding our accounting treatment of compensation received from a supplier for liquidated damages and our accounting treatment of handset subsidies. We have provided the information requested from the Staff and are currently awaiting their response.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:		/s/ Marc Beuls
		Name:	Marc Beuls
		Title:	President and Chief Executive Officer

	By:		/s/ David Sach
		Name:	David Sach
		Title:	Chief Financial Officer

Date: May 18, 2007